UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Leslie's, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

527064109
(CUSIP Number)

December 31, 2021
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

Continued on following pages
Page 1 of 9 Pages
Exhibit Index:  Page 8

SCHEDULE 13G
CUSIP No. 527064109	Page 2 of 9
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,980,229

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,980,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,980,229

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 189,982,218 shares of Common Stock, par value $0.001 per share, outstanding as of December 10, 2021, according to the Issuer’s prospectus on Form 424B(4) filed with the Securities and Exchange Commission (“SEC”) on December 16, 2021.

SCHEDULE 13G
CUSIP No. 527064109	Page 3 of 9
1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,980,229

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,980,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,980,229

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 189,982,218 shares of Common Stock, par value $0.001 per share, outstanding as of December 10, 2021, according to the Issuer’s prospectus on Form 424B(4) filed with the SEC on December 16, 2021.

SCHEDULE 13G
CUSIP No. 527064109	Page 4 of 9
1	NAMES OF REPORTING PERSONS
Explorer Investment Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,980,229

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,980,229

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,980,229

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 189,982,218 shares of Common Stock, par value $0.001 per share, outstanding as of December 10, 2021, according to the Issuer’s prospectus on Form 424B(4) filed with the SEC on December 16, 2021.

SCHEDULE 13G
CUSIP No. 527064109	Page 5 of 9
Item 1(a)	Name of Issuer

Leslie's, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2005 East Indian School Road
Phoenix, AZ 85016

Item 2(a)	Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Explorer Investment Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Explorer Investment Pte. Ltd. – Republic of Singapore

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number

527064109

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Explorer Investment Pte. Ltd. is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Explorer Investment Pte. Ltd. shares the power to vote and the power to dispose of all of the shares of Common Stock, par value $0.001 per share, of the Issuer held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

GIC Private Limited is wholly-owned by the Government of Singapore (GoS) and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

SCHEDULE 13G
CUSIP No. 527064109	Page 6 of 9
Item 5	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10	Certifications

This Item 10 is not applicable.

SCHEDULE 13G
CUSIP No. 527064109	Page 7 of 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 11, 2022.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

EXPLORER INVESTMENT PTE. LTD.

By:	/s/ Holger Dirk Michaelis
Name:	Holger Dirk Michaelis
Title:	Director

SCHEDULE 13G
CUSIP No. 527064109	Page 8 of 9
LIST OF EXHIBITS
Exhibit	Description	Page

A	Joint Filing Agreement	9

SCHEDULE 13G
CUSIP No. 527064109	Page 9 of 9
Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share, of Leslie, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 11, 2022.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

EXPLORER INVESTMENT PTE. LTD.

By:	/s/ Holger Dirk Michaelis
Name:	Holger Dirk Michaelis
Title:	Director